June 26, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Happiness Biotech Group Ltd.

Registration Statement on Form F-1

File No. 333-230170

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of Happiness Biotech Group Ltd. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. (EDT), June 28, 2019 or as soon thereafter as practicable.

Very truly yours,

UNIVEST SECURITIES, LLC

By:	/s/ Yi Guo
Name:	Yi Guo
Title:	COO